[redacted]

12011576



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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**SEC FILE NUMBER**
**8 – 66817**

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2011** AND ENDING **DECEMBER 31, 2011**

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

**METCIRCLE SECURITIES LLC** **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

**103 East 84th Street – Suite 5B**

| | | |
|---|---|---|
| **NEW YORK,** | **NEW YORK** | **10028** |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**PRESTON TSAO, Managing Member** **(917) – 494 - 7877**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**LERNER & SIPKIN, CPAs, LLP**

**132 Nassau Street, Suite 1023** **New York** **NY** **10038**

**X** **Certified Public Accountant**

## FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.** SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, ***PRESTON TSAO***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***METCIRCLE SECURITIES LLC***, *as of* ***DECEMBER 31, 2011***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X Preston Tsao

Signature

Sole Managing Member

Title

X N. Khan 12/28/2011

Notary Public

NILUFAR Y. KHAN
Notary Public - State of New York
NO. 01KH6232731
Qualified in Queens County
My Commission Expires 12/13/2014

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**METCIRCLE SECURITIES, LLC**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 12,484 |
| Prepaid expenses | 2,884 |
| Total assets | $ 15,368 |
| **LIABILITIES AND MEMBERS' CAPITAL** | |
| **Liabilities:** | |
| Accounts payable and accrued expenses | $ 2,815 |
| Total liabilities | 2,815 |
| **Capital** (Note 3) | 12,553 |
| Total liabilities and capital | $ 15,368 |

*The accompanying notes are an integral part of this statement.*

**Metcircle Securities, LLC**
**Notes to the Financial Statements**
**For the year ended December 31, 2011**

## Note 1- Nature of Business

Metcircle Securities, LLC (The "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company earns consulting and advisory fees from providing investment banking services, through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies.

## Note 2- Summary of Significant Accounting Policies

*a)* ***Revenue Recognition***
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

*b)* ***Cash and Cash Equivalents***
The Company considers money market funds to be cash. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided.

*c)* ***Income Taxes***
Income taxes are not payable by, nor provided for, the Company, since the Company is a Single Member Limited Liability Company which is treated as a disregarded entity for tax purposes. At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company's member is no longer subject to income tax audits relating to the Company for periods prior to 2008.

*d)* ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses.

## Note 3- Net capital requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2011, the Company's net capital of $9,669 was $4,669 in excess of its required net capital of $5,000.

**Note 4- Exemption from Rule 15c3-3**

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038. Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

# INDEPENDENT AUDITORS' REPORT

Metcircle Securities, LLC
103 East 84th Street, Suite 5B
New York, NY 10028

We have audited the accompanying statement of financial condition of Metcircle Securities, LLC as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Metcircle Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 23, 2012